                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. Final )*

                              MACROCHEM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    555903103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                July 22, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No.  555903103

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            752,500 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                752,500 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               752,500 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        4.7%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 9 pages

                                  SCHEDULE 13D

CUSIP No.  555903103


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729430

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            676,800 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                676,800 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               676,800 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.2%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 9 pages

                                  SCHEDULE 13D

CUSIP No.  555903103


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Offshore LTD.                        I.D.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            75,700 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                75,700 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               75,700 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.5%

     14        TYPE OF REPORTING PERSON *
                        OO


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 9 pages

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated July 24, 1997, relates to the common stock, par value $.01 per share(the "Common Stock") of Macrochem Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This statement relates to the orginal filing on Schedule 13D relating to the Common Stock, filed January 17, 1997, Amendment #1 to such filing made February 5, 1997, and this Statement is made by WisdomTree Associates, L.P. ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore"), and WisdomTree Capital Management, Inc. ("WTInc") and this shall be deemed to be the Final filing on this Schedule 13D. The address of the principle executive office of the Company is 110 Hartwell Avenue, Lexington, Massachusetts 02173. As reported in its Form 10-Q for the fiscal quarter ended March 31, 1997, as of March 31, 1997 the Company had 15,931,875 shares of
Common Stock outstanding.

Item 2.           Identity and Background.

                  As of June 04, 1997 Russell Anmuth resigned as Vice President of WTInc, and Mr. Anmuth is no longer a limited parnter of WTAssociates.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the close of business on July 23, 1997,  WTAssociates owned 676,800 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $4,351,408.92. The source of funds
for acquisition   of  such  Common Stock was available investment capital  of
WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                  As of the close of business on July 23, 1997, WTOffshore owned 75,700 shares of Common Stock acquired in brokered transcatoins for an aggregate purchase price of $464,898.00. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.


                                 Page 5 of 9 Pages

Item 5.           Interest in Securities of the Issuer.

(a) As of the close of business on July 23, 1997, WTAssociates was the record owner and had direct beneficial ownership of 676,800 shares, or approximately 4.2% of the outstanding Common Stock.

                  As of the close of business on July 23, 1997, WTOffshore was the record owner and had direct beneficial ownership of 75,700 shares, or 0.5% of the outstanding Common Stock.

                  As the General Partner of WTAssociates, WTInc may be deemed to have direct beneficial ownership of the 752,500 shares, or approximately 4.7% of the outstanding Common Stock owned of record by WTAssociates.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described
therein, be deemed to have indirect   beneficial   ownership  of  the  Common
Stock owned of record by WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg and Schmidt may by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 676,800 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters.

                                 Page 6 of 9 pages

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 676,800 shares of Common stock as to which WTAssociates is the aggregate record owner.

(c) Information concerning transactions in Common Stock effected by the Reporting Entities during the last Sixty (60) days is set forth in Schedule A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Schedule A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.

(e) The Reporting Person(s) ceased to be a beneficial owner of more than the five percent of the Common Stock as of July 22, 1997.


Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in Common Stock


                               Page 7 of 9 pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   July 24, 1997           WISDOMTREE ASSOCIATES, L.P.

                                  By:      WisdomTree Capital Management, Inc.
                                           General Partner


                                  By:      /S/ Scot Rosenblum
                                           -----------------------
                                           Name:    Scot Rosenblum
                                           Title:   Vice President


Dated:    July 24, 1997          WISDOMTREE OFFSHORE, LTD.


                                  By:      /S/ Scot Rosenblum
                                           -----------------------
                                           Name:    Scot Rosenblum
                                           Title:   Director


Dated:   July 24, 1997           WISDOMTREE CAPITAL MANAGEMENT, INC.


                                  By:      /S/ Scot Rosenblum
                                           -----------------------
                                           Name:    Scot Rosenblum
                                           Title:   Vice President


                               Page 8 of 9 pages

                                   EXHIBIT A


WisdomTree Associates, L.P.

Date                Per Share $ Price        # Shares Acquired (Disposed)
02/11/97            7.40                     10,000
02/12/97            7.40                     20,000
02/13/97            7.49                     25,000
02/13/97            7.57                     2,000
02/14/97            7.64                     2,000
02/14/97            7.63                     20,000
02/18/97            7.80                     20,000
02/18/97            7.77                     1,000
02/20/97            7.57                     2,000
02/24/97            7.13                     10,000
02/27/97            6.77                     5,000
02/28/97            6.81                     6,000
02/28/97            6.80                     600
02/28/97            7.00                     7,000
03/07/97            6.88                     1,000
03/07/97            6.81                     10,000
03/10/97            6.84                     200
03/11/97            6.76                     1,000
03/12/97            6.72                     500
03/12/97            6.71                     1,000
03/13/97            6.66                     (17,500)
03/13/97            6.76                     1,500
03/14/97            6.88                     5,000
03/17/97            6.66                     5,000
03/18/97            6.72                     3,500
03/19/97            6.31                     2,000
03/19/97            6.32                     2,500
03/19/97            6.26                     2,500
03/20/97            5.50                     2,000
03/20/97            5.75                     (4,500)
03/20/97            5.51                     4,000
03/21/97            5.76                     2,000
03/21/97            5.69                     (1,500)
03/24/97            5.58                     1,500
03/25/97            5.45                     1,000
03/31/97            4.95                     1,500
04/03/97            4.41                     (5,000)
04/03/97            4.39                     (1,200)
04/04/97            4.50                     (10,000)
04/07/97            4.84                     (9,750)
04/07/97            5.25                     (16,750)
04/08/97            5.80                     (17,500)
04/08/97            5.63                     1,000
04/08/97            5.56                     (7,500)
04/08/97            5.74                     (100)
04/08/97            5.74                     (1,000)
04/09/97            5.81                     (7,500)
04/10/97            6.43                     (4,000)
04/10/97            6.45                     (9,000)
04/15/97            6.52                     (1,000)
04/16/97            5.94                     (10,000)
04/17/97            5.75                     (5,000)
04/21/97            5.69                     (2,500)
04/21/97            5.68                     (2,500)
04/22/97            5.18                     (5,000)
04/23/97            4.75                     (10,000)
04/24/97            4.93                     (7,500)
04/25/97            4.93                     (7,500)
04/29/97            5.02                     (10,000)
04/30/97            4.94                     (10,000)
05/21/97            5.74                     2,500
05/22/97            5.69                     3,500
05/28/97            5.51                     1,500
05/29/97            5.57                     1,700
06/03/97            6.07                     2,000
06/11/97            6.56                     3,000
06/11/97            6.56                     (10,500)
06/11/97            6.62                     (1,500)
06/11/97            6.76                     (5,000)
06/11/97            6.60                     (6,000)
06/11/97            6.62                     (1,500)
06/11/97            6.62                     (3,000)
06/12/97            6.43                     (3,000)
06/12/97            6.43                     (2,000)
06/12/97            6.35                     (2,300)
06/12/97            6.35                     (1,800)
06/13/97            6.37                     (10,000)
06/16/97            6.31                     (3,000)
06/18/97            6.37                     (2,700)
06/18/97            6.37                     (2,300)
06/27/97            6.46                     10,000
07/21/97            6.39                     (10,200)
07/21/97            6.39                     (7,300)
07/21/97            6.44                     (25,000)
07/21/97            6.43                     (5,000)
07/22/97            6.16                     (5,200)
07/22/97            6.16                     (1,000)
07/22/97            6.16                     (33,800)
07/23/97            6.00                     (25,000)


WisdomTree Offshore, Ltd.

Date                Per Share $ Price        # Shares Acquired (Disposed)
03/04/97            6.81                     (1,700)
03/04/97            6.75                     (5,800)
03/26/97            5.38                     (5,700)
03/26/97            5.37                     (3,500)
04/01/97            5.00                     (2,000)
04/01/97            5.11                     (3,000)
04/01/97            5.20                      1,000
04/02/97            4.75                     (5,000)
04/03/97            4.41                     (10,000)
04/04/97            4.50                     (5,000)
04/07/97            4.83                     (2,250)
04/07/97            5.24                     (2,250)
04/08/97            5.79                     (2,500)
04/08/97            5.81                     (2,500)
04/09/97            5.80                     (2,500)
04/21/97            5.69                     (2,500)
04/22/97            5.18                     (2,500)
04/23/97            4.75                     (5,000)
04/24/97            4.93                     (2,500)
04/25/97            4.93                     (2,500)
04/29/97            5.02                     (5,000)
04/30/97            5.05                     (2,500)
06/30/97            6.81                      6,000
06/30/97            6.82                      6,500
07/22/97            6.01                     (4,000)
07/23/97            6.00                     (5,000)

                               Page 9 of 9 pages